Vyrill Inc.

Technology Retail Software Saas B2B

Vyrill, a google for video, empowers video commerce for brand marketers.

VYRILL.COM · SAN FRANCISCO CALIFORNIA


AJAY BAM CEO & Co-Founder
DR. BARBARA ROSARIO CTO & Co-Founder
vyrill



With 600% plus growth in video creation and consumption during-Covid and 200% pre-Covid, with 85%+ of consumers mentioning that videos influence their shopping decisions, and online sales growing 50% to 500% in many categories during covid, authentic video reviews, unboxing, how-to videos have become essential to grow brand revenue and growth.

Ajay Bam CEO & CO-FOUNDER - Vyrill.com @ Vyrill Inc.

Why you may want to support us...

1. During Covid consumer video consumption and creation grew 600% globally on social, and web.
2. 85% of consumers say that video led shopping experiences are the best to make purchase decisions.
3. The team has strong background in ecommerce (1 exit) and Artificial Intelligence from U.C.Berkeley.
4. Vyrill Inc. owns the provisional patent filed for the software's IP
5. Future shopping experiences will begin and end with video
6. If you believe in the power of video reviews, how-to and unboxing videos!!!
7. Videos reduce product and review fraud as one can see the person, product and emotions in the video.
8. Digging through millions of videos to find best video reviews on 35+ platforms is challenging.

WE'VE RAISED $2,351,050 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Ajay Bam

CEO & CO-FOUNDER - Vyrill.com

I built and sold a mobile shopping app company in 2009. I have been studying shopping behaviors for 15 years.



Dr. Barbara Rosario

CTO & Co-founder

Doctor of Philosophy (Ph.D.) focused in Computer Information Sciences. Skilled in Artificial Intelligence, Human Computer Interaction and Mobile Technology.

In the news

FIXME

The beauty of Berkeley's entrepreneurship ecosystem lies in the opportunities for entrepreneurs from all ages and backgrounds to assemble the perfect founding team - to incubate their startups in

October 2, 2020 @ innovators.berkeley.edu



Vyrill Releases Research on Correlation Between Content and Auto Sales

Vyrill has released the first of its kind auto research focused on user-generated video content (UGVC). Vyrill evaluated organic and paid non-branded light-truck videos created by consumers during the first half of

January 22, 2019 @ martechseries.com

Downloads

Vyrill Investor WeFunder Deck.pdf

Our Story

Vyrill was founded by Ajay Bam and Dr. Barbara Rosario, who understood after extensive conversations with brand marketers, that brands and retailers were struggling with understanding and leveraging massive user generated video content that consumers post on 30+ social media platforms, web and are capturing on their smartphones. They found that brand marketers were looking for ways to understand who is posting video content, where and when, and what consumers are saying about their products and brands within their videos. Beyond this, marketers were also looking for ways to find competitor data and insights for user generated video content. If someone made a great video review about their product, then marketers want to know that it happened and they want to leverage that review immediately for product marketing. Might there be a way to sort through all the video content to capture, analyze and leverage product reviews for product marketing, or understand customer frustrations and be able to take specific actions?

In the past 7 years, as smartphones evolved with high speed 5G telecom data networks, more consumers have begun to watch videos before they shop. With video creation and consumption growing 600% during covid & 200% year to year pre-covid, and with over 85% of consumers mentioning that videos influence their purchase decisions and offer touch free shopping experience, brands and retailers like Amazon (250M+ video reviews captured already), Sephora, Tesla, etc have begun to lead consumers with video content on search, product pages and after. Amazon leads video led commerce with launch of a new store during COVID - ' Watch and Shop ' with 250M+ video reviews.

In addition to capturing and distributing video, another problem is in-video search. Customers watching video reviews and more want to find the best review and they want to get to their burning question answered inside the video immediately. Thus, offering instant answers to what the customer is looking for is critical to video offering. Most customers dont have the attention span and the time to watch a long video and find the answer.

Google and Bing like search engines do a very poor job of finding the best video reviews for products and unable to read what is inside the video on a web page.

Thus, Barbara and Ajay started Vyrill with the vision, mission and passion to change the way consumers experience video in their shopping experiences. Thus, they started with building

Ajay has been studying in-store and online shopping behavior for over 15+ years, while Dr. Barbara Rosario is an expert in artificial intelligence, machine learning, and natural language processing. The founders met at U.C.Berkeley, where they founded Vyrill right out of U.C.Berkeley's Skydeck Incubator. Vyrill's mission is to help brand marketers find the best organic user generated video content and leverage the same for product marketing.

What We Do

Vyrill is a user-generated video content discovery, analytic, licensing and commerce platform powered by our proprietary AI technology.

Our Mission

Our mission is to empower brands with user generated videos and insights that enable e-commerce and product marketing.


vyrill
Why Vyrill
Solutions
Pricing
About Us
Blog
Request a Demo
Login / Register
Realize the promise of user-generated video metrics and insights. Only with Vyrill.
vyrill


What is Vyrill?
Vyrill is a user-generated video content (UGVC) discovery, analytic, licensing and commerce platform powered by our proprietary AI technology to enable social commerce and product marketing.
See Features
Customers

With 600% growth in video consumption and creation during Covid, 85% of consumers mention that the videos assist touch free shopping experiences and influence shopping decisions. Google and Bing do a poor job at finding relevant videos and searching inside the video.

> *Vyrill is like a 'google' for commerce videos allowing brands to listen and watch inside the video to unlock its potential for revenue.*
> *~ Ajay Bam, CEO & Co-Founder of Vyrill*

First and foremost, we match brands with video content across the web. Then, we do something that no other company does at this time, we search inside the video. Vyrill watches and listens.

Our Proprietary Technology

We've trained machines to watch and listen to millions of videos to analyze text, audio and images, and offer in-video search.


Vyrill's Core Technology - Google inside the video
analyzes video text, audio and images with 8 Video Data Sets
DEMOGRAPHICS & DIVERSITY
See age, gender, and ethnicity data for any video or collection and fill the your diversity gaps wise
VIDEO STATS DATA
See vitals like the activity of the likes, comments , views, and the number of followers
TRENDING CONTENT
Sort by videos and influencers that had an increase in likes, views, shares, and comments
BRAND SAFETY
Detect unsafe language and scenes to ensure only brand safe influencers and videos
8
User-generated video content data sets*
SENTIMENT
Identify positive and negative reviews and comments
SCENE
Identify the scenery in a video such as an object, logo, environment or landmark
TRANSCRIPTS
Search by keywords or phrases for both relevance and to discover popular words
TOPICS
Identify and filter by topics such as tutorials and reviews to easily understand a video purpose
*Patent Pending
Enables the most powerful in-video search in the market
vyrill

Our insights reports reveal data in nine (9) dimensions including;

- trending videos
- trending influencers
- brand safety
- positive sentiment
- negative sentiment
- interior or exterior
- demographic
- by topic, keyword and/or hashtag
- and brand safety which includes derogatory, misogynistic, ADD MORE HERE>>>>, language

... and many more search and sort features. Our dashboard offers video playback along with several sorting metric that allows you to drill down deep into the data.

Benefits of our Proprietary AI Technology

Always know. Receive alerts when consumers posts videos about your brand in real-time, so you can choose to how to respond. Know which content is likely to trend or is trending.

Deepest data set. Vyrill reports against the several core UGC Video metrics so you to make decisions out of confidence: sentiment, topic, scene, demographic, influencer, diversity, data

True sentiment analytics. Only from Vyrill all UGC video content is scored for positive & negative sentiment. Vyrill's clients use these insights to optimize creative, identify new influencers, obtain data points for product development.

Content licensing. Whether it is discovering an amazing unboxing video, an authentic influencer, a consumer giving a great product demo our clients use the platform to license this content for their website and marketing efforts.

Monitor your competition. All the same deep insights and metrics you get for your brands but for your competition. Now you are able to monitor in real-time what consumers are saying about your competition and apply those learnings into your own communication and product strategy.

Our Reports

Our reports are a wealth of information for marketing and brand managers, data scientists or the research & development team.


vyrill
Overview Reports



To further understand the depth of our reports, we invite you to read more here;

- How To Read Vyrill Insights
- How To Read The Audio Speech Analysis Report
- How To Read the Vyrill Influencer Report
- How To Read the Vyrill Topic Report
- How To Read the Video Stats Summary Report
- How To Read Vyrill Demographic Reports

The power is in the understanding and interpretation of the data to craft campaigns that are timely and impactful.



Our Customer Journey

In four steps;

1. One: Capture & Match to find the best video reviews
2. Two: Analyze Matched Videos for reputation, brand safety and ranking
3. Three: License Content to acquire rights for product marketing at scale
4. Four: Distribute content to product pages, apps or homepage to increase conversion

Quantifying the ROI of Vyrill Data

To gather the breadth and quality of data that Vyrill does, brands would need to hire researchers to watch thousands of hours of video to quantify the same data.

Our most recent project amounted to 3000 videos with an average length of 16.5 minutes, totaling more than 800 hours. This amount of time and energy roughly adds up to $21K in expenses to simply watch the videos, let alone conduct analysis and draft reports.

As clients like Porche, AirAsia, Revlon, Dell and Sargento have already experienced, Vyrill as a business solution not only saves time, energy and money but uncovers new possibilities for e-commerce.

Our Vision for Vyrill

Our vision for Vyrill is to be the world's largest video review platform. We are developing the world's first online video review system for commerce.

These are forward looking projections and are not guaranteed.

Thank you

If you are interested in following our progress, please click here to sign up for our newsletter. (tasha add link)

Investor Q&A

– COLLAPSE ALL

What does your company do?

Vyrill has trained machines to capture, watch and understand millions of videos on social, web or smartphones to help brand marketers increase revenue and find new customers by leveraging user generated video such as video reviews, feedback, unboxing, how to videos (and more) for insights, demand-generation, licensing and content marketing.

Where will your company be in 5 years?

In 5 years, we hope to be the world's largest premier video commerce platform enabling video led shopping experiences from search to product page to shopping cart. These are forward looking projections and are not guaranteed.

Why did you choose this idea?

With 600% plus growth in video creation and consumption during-Covid and 200% pre-Covid, with 85%+ of consumers mentioning that videos influence their shopping decisions, and online sales growing 50% to 500% in many categories during covid, authentic video reviews, unboxing, how-to videos have become essential to grow brand revenue and growth.

How far along are you? What's your biggest obstacle?

Our solution is live with 57+ brand customers and we are generating revenue.

Who competes with you? What do you understand that they don't?

Brandwatch, Trustpilot and Bazaarvoice are in the domain of text listening and text reviews. But, none of our competitors do video and combine the scale, speed, features and strength of Vyrill's discovery, insights, in-video search, and licensing. It's taken us 2.5 years to build our platform to analyze inside of the video in 9 dimensions at scale, speed and cost. So, analyzing a video is a very difficult challenge because you have to analyze text, audio and images together.

1. Video authenticity and trust are very important and thus capturing, measuring and leveraging authentic video reviews and more is key to influence the shopping journey for brand growth and success.
2. The key to increasing organic search based revenue is enabling search engines to understand what is inside the video when they crawl the page. Vyrill adds a transcript and 50+ tags of what is inside the video indicating whether the video is brand safe and suggesting a ranking of the video for the product. So search engines can crawl what's inside the video and thus offer the most relevant video review and brand safe video content in search results, thereby driving more click throughs from search and increasing conversion.
3. The key to enabling a superb video experience to shoppers is enabling short videos and in-video search so customers can find what they want inside the video in secs to make their purchase decisions.

How will you make money?

Revenue model is SAAS + Licensing
1. Software as a Service: $500-$8,000/month per customer for video aggregation, capture, insights and campaign management. Our customers buy "Video Data Plans". Data plans are tiered by number of videos analyzed per month.
2. Licensing of content - A flat fee for high volume of licensing transactions or 20% success fee per individual transaction.
In future, we are opening up an API for which we will charge a fee.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1. As we grow, we need to be able to build infrastructure that can analyze videos at scale, speed and cost. The cost of GPUs and TPUs is going down every year, enabling us to build infrastructure.
2. We want to reduce our dependency for content on social media platforms. We have integrated with dropbox enabling us to read videos directly from desktop and mobile phones. In future, we might consider launching our own tools like browser plugin or mobile app to capture and promote video content.
3. AI talent is expensive and in demand. Our Berkeley connections give us access to top AI talent at U.C.Berkeley.

How diverse is your team?

Our team has a balance of men and women on the team. Among 12 of us, we represent 7 nationalities and speak over 20 languages.